Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited Third Quarter 2016 Earnings and Declares Quarterly Dividend

Macau, Thursday, November 3, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the third quarter of 2016.

Net revenue for the third quarter of 2016 was US$1,152.6 million, representing an increase of approximately 22% from US$945.7 million for the comparable period in 2015. The increase in net revenue was primarily attributable to the net revenue generated by Studio City, which started operations in October 2015, and the increase in casino revenues at City of Dreams Manila, partially offset by lower casino revenues at City of Dreams in Macau and Altira Macau.

On a U.S. GAAP basis, operating income for the third quarter of 2016 was US$108.9 million, compared with operating income of US$34.1 million in the third quarter of 2015, representing an increase of 220%.

Adjusted property EBITDA(1) was US$289.2 million for the third quarter of 2016, as compared to Adjusted property EBITDA of US$237.3 million in the third quarter of 2015, representing an increase of 22%. The 22% year-over-year improvement in Adjusted property EBITDA was mainly attributable to the contribution from Studio City and City of Dreams Manila, partially offset by lower contribution from City of Dreams in Macau.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the third quarter of 2016 was US$62.0 million, or US$0.13 per ADS, compared with net income attributable to Melco Crown Entertainment of US$33.2 million, or US$0.06 per ADS, in the third quarter of 2015. The net loss attributable to noncontrolling interests during the third quarter of 2016 of US$18.3 million was related to Studio City and City of Dreams Manila.

Melco Crown Entertainment Limited Incorporated in the Cayman Islands with limited liability

Mr. Lawrence Ho, Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We delivered a 22% year-over-year increase in Adjusted property EBITDA during the third quarter of 2016, driven by greater contributions from Studio City and City of Dreams Manila.

“Studio City, which opened in October 2015, delivered a sequential increase of over 24% in mass table gross gaming revenues and over 110% in Adjusted property EBITDA, leveraging its unique non-gaming offerings to attract an increasingly Cotai-based mass market customer who are seeking a diverse and multi-faceted entertainment proposition.

“As trends stablize in Macau, Melco Crown Entertainment is positioned to benefit from Macau’s evolution into a mass-focused, multi-day stay destination. Our company continues to demonstrate its ongoing commitment to lead Macau in its transformation to the integrated resort model and away from the traditional gaming model through the development of diversified, mass-focused integrated resorts that deliver world-class entertainment and other non-gaming amenities which cater to a broad spectrum of customers.

“City of Dreams Manila delivered improvements in all gaming segments which, together with our company-wide focus on managing reinvestment costs and other operating expenses, resulted in an increase in Adjusted property EBITDA of approximately 85% on a year-over-year basis. City of Dreams Manila provides us with a diversified earnings stream which complements our operations in Macau.

“We believe that the Philippines gaming market will continue to show robust growth as the country’s economy rapidly expands, infrastructure continues to improve and the Philippine government retains its strong commitment to supporting domestic and international tourism.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2016, net revenue at City of Dreams was US$621.2 million compared to US$665.6 million in the third quarter of 2015. City of Dreams generated Adjusted EBITDA of US$170.4 million in the third quarter of 2016, representing a decrease of 11% compared to US$191.5 million in the comparable period of 2015. The decline in Adjusted EBITDA was primarily a result of lower mass market table games revenues and gaming machine revenues.

Rolling chip volume totaled US$10.6 billion for the third quarter of 2016 versus US$9.3 billion in the third quarter of 2015. The rolling chip win rate was 2.6% in the third quarter of 2016 versus 2.9% in the third quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,096.5 million compared with US$1,190.3 million in the third quarter of 2015. The mass market table games hold percentage was 34.5% in the third quarter of 2016 compared to 35.1% in the third quarter of 2015.

Gaming machine handle for the third quarter of 2016 was US$1,002.5 million, compared with US$1,211.3 million in the third quarter of 2015. The gaming machine win rate was 3.5% in the third quarter of 2016 versus 3.6% in the third quarter of 2015.

Total non-gaming revenue at City of Dreams in the third quarter of 2016 was US$75.6 million, compared with US$66.8 million in the third quarter of 2015.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2016, net revenue at Altira Macau was US$128.8 million compared to US$140.3 million in the third quarter of 2015. Altira Macau generated Adjusted EBITDA of US$14.0 million in the third quarter of 2016 compared with Adjusted EBITDA of US$13.3 million in the third quarter of 2015.

Rolling chip volume totaled US$4.5 billion in the third quarter of 2016 versus US$5.2 billion in the third quarter of 2015. The rolling chip win rate was 3.2% in the third quarter of 2016 versus 3.0% in the third quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$122.6 million in the third quarter of 2016, a decrease from US$156.7 million generated in the comparable period in 2015. The mass market table games hold percentage was 19.8% in the third quarter of 2016 compared with 19.4% in the third quarter of 2015.

Gaming machine handle for the third quarter of 2016 was US$8.5 million, compared with US$11.2 million in the third quarter of 2015. The gaming machine win rate was 6.9% in the third quarter of 2016 versus 5.9% in the third quarter of 2015.

Total non-gaming revenue at Altira Macau in the third quarter of 2016 was US$7.3 million compared with US$8.1 million in the third quarter of 2015.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$31.8 million in the third quarter of 2016 as compared to US$36.1 million in the third quarter of 2015. Mocha Clubs generated US$7.0 million of Adjusted EBITDA in the third quarter of 2016 compared with US$8.5 million in the same period in 2015.

Gaming machine handle for the third quarter of 2016 was US$673.4 million, compared with US$724.2 million in the third quarter of 2015. The gaming machine win rate was 4.6% in the third quarter of 2016 versus 4.9% in the third quarter of 2015.

Studio City Third Quarter Results

Studio City started operations on October 27, 2015. For the quarter ended September 30, 2016, net revenue at Studio City was US$229.5 million. Studio City generated Adjusted EBITDA of US$52.7 million in the third quarter of 2016. This Adjusted EBITDA for Studio City operations is different from “Consolidated EBITDA” as defined in the US$1.4 billion Studio City senior secured facility agreement (“Studio City Loan Agreement”) for financial covenant testing purposes. For reference, in the second quarter of 2016, the Adjusted EBITDA for Studio City operations was US$24.6 million and the Consolidated EBITDA (as defined in the Studio City Loan Agreement) was US$17.8 million.

The Studio City Loan Agreement requires compliance with various minimum financial condition requirements, all of which are based on the Consolidated EBITDA or Cashflow (both as defined in the Studio City Loan Agreement). The first period for which compliance with these minimum financial conditions will be tested is the twelve-month period ending on March 31, 2017. In order for Studio City Company Limited, the borrower under the Studio City Loan Agreement, to meet such financial condition requirements for the twelve-month period ending on March 31, 2017, the ramp-up of Studio City operations must be significantly accelerated by March 31, 2017. The Company is not a guarantor under the Studio City Loan Agreement or the 8.50% senior notes due 2020 issued by Studio City Finance Limited.

Mass market table games drop was US$657.6 million and the mass market table games hold percentage was 25.5% in the third quarter of 2016.

Gaming machine handle was US$587.9 million and the gaming machine win rate was 3.9% in the third quarter of 2016.

Total non-gaming revenue at Studio City in the third quarter of 2016 was US$58.5 million.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2016, net revenue at City of Dreams Manila was US$131.0 million compared to US$91.7 million in the third quarter of 2015. City of Dreams Manila generated Adjusted EBITDA of US$45.0 million in the third quarter of 2016 compared to US$24.4 million in the comparable period of 2015. The year-over-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues.

Rolling chip volume totaled US$1.6 billion for the third quarter of 2016 versus US$1.2 billion in the third quarter of 2015. The rolling chip win rate was 4.0% in the third quarter of 2016 versus 2.9% in the third quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$146.8 million for the third quarter of 2016, compared with US$116.7 million in the third quarter of 2015. The mass market table games hold percentage was 26.9% in the third quarter of 2016 compared to 27.0% in the third quarter of 2015.

Gaming machine handle for the third quarter of 2016 was US$597.0 million, compared with US$508.4 million in the third quarter of 2015. The gaming machine win rate was 5.8% in the third quarter of 2016 versus 5.7% in the third quarter of 2015.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2016 was US$26.3 million, compared with US$26.4 million in the third quarter of 2015.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2016 were US$63.6 million, which mainly included interest expenses, net of capitalized interest, of US$56.4 million, other finance costs of US$14.5 million and net foreign exchange gain of US$5.2 million. We recorded US$6.6 million of capitalized interest during the third quarter of 2016, primarily relating to the development of the fifth hotel tower at City of Dreams.

The year-on-year increase of US$29.0 million in net non-operating expenses was primarily due to lower capitalized interest and capitalized amortization of deferred financing costs, partially offset by the net foreign exchange gain in the current quarter.

Depreciation and amortization costs of US$137.1 million were recorded in the third quarter of 2016, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of September 30, 2016 totaled US$1.9 billion, including US$92.8 million of bank deposits with original maturity over three months and US$202.6 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the third quarter of 2016, was US$3.8 billion.

Capital expenditures for the third quarter of 2016 were US$108.5 million, which predominantly related to various projects at City of Dreams, including the fifth hotel tower development.

Shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the third quarter of 2016. Shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Dividend Declaration

On November 3, 2016, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.0126 per share (equivalent to US$0.0378 per ADS) for the third quarter of 2016 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about Wednesday, November 30, 2016 to our shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, November 15, 2016, being the record date for determination of entitlements to the Quarterly Dividend.

Other Information

In relation to the additional development project at Studio City, in October 2016, we filed an application with the Macau government requesting an extension of the development period under Studio City’s land concession contract. The application is currently under review by the Macau government.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its third quarter 2016 financial results on Thursday, November 3, 2016 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MPEL

An audio webcast will also be available at http://www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	1587898

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before net gain on disposal of property and equipment to Belle Corporation, pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatment applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited (“Melco”) and its other major shareholder, Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment. Crown is a top-100 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is the Deputy Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,060,035	$900,468	$3,076,823	$2,786,170
Rooms	68,082	45,577	195,951	138,591
Food and beverage	47,240	30,324	129,611	89,213
Entertainment, retail and others	54,063	28,360	145,118	76,063

Gross revenues	1,229,420	1,004,729	3,547,503	3,090,037
Less: promotional allowances	(76,867)	(58,999)	(220,985)	(173,267)

Net revenues	1,152,553	945,730	3,326,518	2,916,770

OPERATING COSTS AND EXPENSES
Casino	(733,997)	(621,333)	(2,154,024)	(1,962,154)
Rooms	(8,537)	(5,475)	(24,958)	(15,341)
Food and beverage	(13,074)	(8,339)	(47,569)	(24,024)
Entertainment, retail and others	(27,865)	(18,237)	(82,491)	(51,528)
General and administrative	(112,065)	(91,373)	(326,081)	(273,733)
Payments to the Philippine Parties	(9,066)	(4,721)	(24,475)	(11,994)
Pre-opening costs	(1,489)	(46,388)	(2,212)	(115,671)
Development costs	—	(36)	(7)	(57)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(5,704)	(16,117)	(17,112)	(48,353)
Depreciation and amortization	(117,059)	(83,833)	(354,704)	(249,400)
Property charges and others	(451)	(1,500)	(2,809)	(5,339)

Total operating costs and expenses	(1,043,616)	(911,661)	(3,079,370)	(2,800,522)

OPERATING INCOME	108,937	34,069	247,148	116,248

NON-OPERATING INCOME (EXPENSES)
Interest income	1,210	4,237	4,213	10,771
Interest expenses, net of capitalized interest	(56,378)	(23,244)	(167,397)	(74,214)
Other finance costs	(14,549)	(9,547)	(42,452)	(31,839)
Foreign exchange gain (loss), net	5,245	(6,456)	10,275	(3,537)
Other income, net	917	501	2,636	1,582
Loss on extinguishment of debt	—	—	—	(481)
Costs associated with debt modification	—	(47)	—	(592)

Total non-operating expenses, net	(63,555)	(34,556)	(192,725)	(98,310)

INCOME (LOSS) BEFORE INCOME TAX	45,382	(487)	54,423	17,938
INCOME TAX EXPENSE	(1,662)	(387)	(4,016)	(765)

NET INCOME (LOSS)	43,720	(874)	50,407	17,173
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,323	34,077	82,223	100,913

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$62,043	$33,203	$132,630	$118,086

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.042	$0.021	$0.086	$0.073

Diluted	$0.042	$0.020	$0.086	$0.073

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.127	$0.062	$0.259	$0.219

Diluted	$0.126	$0.061	$0.258	$0.218

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,463,450,519	1,617,905,348	1,534,527,893	1,617,033,893

Diluted	1,471,515,182	1,627,096,350	1,542,641,243	1,627,249,911

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2016	December 31, 2015
	(Unaudited)	(Note)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,631,447	$1,611,026
Bank deposits with original maturity over three months	92,819	724,736
Restricted cash	202,600	317,118
Accounts receivable, net	189,307	271,627
Amounts due from affiliated companies	1,394	1,175
Amount due from a shareholder	164	—
Deferred tax assets	—	19
Income tax receivable	—	62
Inventories	33,667	33,074
Prepaid expenses and other current assets	69,507	61,324

Total current assets	2,220,905	3,020,161

PROPERTY AND EQUIPMENT, NET	5,714,021	5,760,229
GAMING SUBCONCESSION, NET	327,629	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	170,027	192,012
DEFERRED TAX ASSETS	121	83
LAND USE RIGHTS, NET	816,020	833,132

TOTAL ASSETS	$9,334,858	$10,262,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$17,783	$15,588
Accrued expenses and other current liabilities	1,299,913	1,056,850
Income tax payable	5,242	3,487
Capital lease obligations, due within one year	31,036	29,792
Current portion of long-term debt, net	201,911	102,836
Amount due to ultimate holding company	20	—
Amounts due to affiliated companies	2,770	2,464

Total current liabilities	1,558,675	1,211,017

LONG-TERM DEBT, NET	3,583,260	3,712,396
OTHER LONG-TERM LIABILITIES	46,868	80,962
DEFERRED TAX LIABILITIES	54,934	55,598
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	269,112	270,477

SHAREHOLDERS’ EQUITY
Ordinary shares	14,759	16,309
Treasury shares	(124)	(275)
Additional paid-in capital	2,776,599	3,075,459
Accumulated other comprehensive losses	(23,248)	(21,934)
Retained earnings	546,090	1,270,074

Total Melco Crown Entertainment Limited shareholders’ equity	3,314,076	4,339,633
Noncontrolling interests	507,933	592,226

Total equity	3,822,009	4,931,859

TOTAL LIABILITIES AND EQUITY	$9,334,858	$10,262,309

Note:	The Company adopted the new guidance on simplifying the presentation of debt issuance costs issued by Financial Accounting Standards Board on a retrospective basis. As a result, debt issuance costs of $143,804 related to the Company’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $3,669 related to the Company’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt issuance costs of $32,335 related to the Company’s revolving credit facilities were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying condensed consolidated balance sheet as of December 31, 2015.

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$62,043	$33,203	$132,630	$118,086
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	(8,134)	—
Pre-opening Costs	1,489	46,388	2,212	115,671
Development Costs	—	36	7	57
Property Charges and Others	451	1,500	2,809	5,339
Loss on Extinguishment of Debt	—	—	—	481
Costs Associated with Debt Modification	—	47	—	592
Income Tax Impact on Adjustments	—	(79)	(14)	(250)
Noncontrolling Interests Impact on Adjustments	(1,181)	(21,165)	344	(48,874)

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$62,802	$59,930	$129,854	$191,102

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.043	$0.037	$0.085	$0.118

Diluted	$0.043	$0.037	$0.084	$0.117

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.129	$0.111	$0.254	$0.355

Diluted	$0.128	$0.110	$0.253	$0.352

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,463,450,519	1,617,905,348	1,534,527,893	1,617,033,893

Diluted	1,471,515,182	1,627,096,350	1,542,641,243	1,627,249,911

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$8,284	$3,948	$125,753	$5,913	$13,098	$(48,059)	$108,937
Payments to the Philippine Parties	—	—	—	—	9,066	—	9,066
Land Rent to Belle Corporation	—	—	—	—	838	—	838
Pre-opening Costs	—	—	6	1,483	—	—	1,489
Depreciation and Amortization	5,718	3,038	43,888	44,794	22,038	17,596	137,072
Share-based Compensation	45	47	712	304	(61)	3,417	4,464
Property Charges and Others	—	—	—	212	33	206	451

Adjusted EBITDA	14,047	7,033	170,359	52,706	45,012	(26,840)	262,317
Corporate and Others Expenses	—	—	—	—	—	26,840	26,840

Adjusted Property EBITDA	$14,047	$7,033	$170,359	$52,706	$45,012	$—	$289,157

	Three Months Ended September 30, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$5,654	$5,423	$139,444	$(57,785)	$(7,129)	$(51,538)	$34,069
Payments to the Philippine Parties	—	—	—	—	4,721	—	4,721
Land Rent to Belle Corporation	—	—	—	—	854	—	854
Pre-opening Costs	—	—	9	45,395	(145)	1,129	46,388
Development Costs	—	—	—	—	—	36	36
Depreciation and Amortization	7,608	3,036	51,491	10,946	24,173	17,005	114,259
Share-based Compensation	29	22	546	101	1,900	3,245	5,843
Property Charges and Others	—	—	—	1,016	—	484	1,500

Adjusted EBITDA	13,291	8,481	191,490	(327)	24,374	(29,639)	207,670
Corporate and Others Expenses	—	—	—	—	—	29,639	29,639

Adjusted Property EBITDA	$13,291	$8,481	$191,490	$(327)	$24,374	$—	$237,309

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended September 30,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$289,157	$237,309
Corporate and Others Expenses	(26,840)	(29,639)

Adjusted EBITDA	262,317	207,670
Payments to the Philippine Parties	(9,066)	(4,721)
Land Rent to Belle Corporation	(838)	(854)
Pre-opening Costs	(1,489)	(46,388)
Development Costs	—	(36)
Depreciation and Amortization	(137,072)	(114,259)
Share-based Compensation	(4,464)	(5,843)
Property Charges and Others	(451)	(1,500)
Interest and Other Non-Operating Expenses, Net	(63,555)	(34,556)
Income Tax Expense	(1,662)	(387)

Net Income (Loss)	43,720	(874)
Net Loss Attributable to Noncontrolling Interests	18,323	34,077

Net Income Attributable to Melco Crown Entertainment Limited	$62,043	$33,203

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(15,681)	$9,101	$420,191	$(38,472)	$18,788	$(146,779)	$247,148
Payments to the Philippine Parties	—	—	—	—	24,475	—	24,475
Land Rent to Belle Corporation	—	—	—	—	2,524	—	2,524
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	308	1,904	—	—	2,212
Development Costs	—	—	—	—	—	7	7
Depreciation and Amortization	17,298	9,124	131,171	134,259	69,946	52,946	414,744
Share-based Compensation	15	129	1,753	746	1,970	10,135	14,748
Property Charges and Others	197	—	191	894	567	960	2,809

Adjusted EBITDA	1,829	18,354	553,614	99,331	110,136	(82,731)	700,533
Corporate and Others Expenses	—	—	—	—	—	82,731	82,731

Adjusted Property EBITDA	$1,829	$18,354	$553,614	$99,331	$110,136	$—	$783,264

	Nine Months Ended September 30, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$4,308	$14,474	$448,937	$(114,284)	$(78,826)	$(158,361)	$116,248
Payments to the Philippine Parties	—	—	—	—	11,994	—	11,994
Land Rent to Belle Corporation	—	—	—	—	2,634	—	2,634
Pre-opening Costs	—	—	388	79,285	27,907	8,091	115,671
Development Costs	—	—	—	—	—	57	57
Depreciation and Amortization	22,196	9,312	155,232	32,738	70,893	50,310	340,681
Share-based Compensation	88	64	1,414	203	5,284	8,571	15,624
Property Charges and Others	—	—	301	1,016	—	4,022	5,339

Adjusted EBITDA	26,592	23,850	606,272	(1,042)	39,886	(87,310)	608,248
Corporate and Others Expenses	—	—	—	—	—	87,310	87,310

Adjusted Property EBITDA	$26,592	$23,850	$606,272	$(1,042)	$39,886	$—	$695,558

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$783,264	$695,558
Corporate and Others Expenses	(82,731)	(87,310)

Adjusted EBITDA	700,533	608,248
Payments to the Philippine Parties	(24,475)	(11,994)
Land Rent to Belle Corporation	(2,524)	(2,634)
Net Gain on Disposal of Property and Equipment to Belle Corporation	8,134	—
Pre-opening Costs	(2,212)	(115,671)
Development Costs	(7)	(57)
Depreciation and Amortization	(414,744)	(340,681)
Share-based Compensation	(14,748)	(15,624)
Property Charges and Others	(2,809)	(5,339)
Interest and Other Non-Operating Expenses, Net	(192,725)	(98,310)
Income Tax Expense	(4,016)	(765)

Net Income	50,407	17,173
Net Loss Attributable to Noncontrolling Interests	82,223	100,913

Net Income Attributable to Melco Crown Entertainment Limited	$132,630	$118,086

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Room Statistics:
Altira Macau
Average daily rate (3)	$200	$200	$204	$212
Occupancy per available room	96%	99%	94%	99%
Revenue per available room (4)	$192	$197	$192	$209

City of Dreams
Average daily rate (3)	$199	$196	$198	$200
Occupancy per available room	97%	99%	95%	99%
Revenue per available room (4)	$193	$195	$189	$198

Studio City
Average daily rate (3)	$137	N/A	$135	N/A
Occupancy per available room	99%	N/A	97%	N/A
Revenue per available room (4)	$136	N/A	$131	N/A

City of Dreams Manila
Average daily rate (3)	$158	$168	$161	$200
Occupancy per available room	92%	88%	90%	85%
Revenue per available room (4)	$146	$148	$144	$170

Other Information:
Altira Macau
Average number of table games	117	127	123	124
Average number of gaming machines	61	53	62	56
Table games win per unit per day (5)	$15,745	$15,796	$13,448	$17,685
Gaming machines win per unit per day (6)	$104	$136	$93	$101

City of Dreams
Average number of table games	489	493	496	498
Average number of gaming machines	1,037	1,147	1,054	1,164
Table games win per unit per day (5)	$14,471	$15,041	$14,931	$16,424
Gaming machines win per unit per day (6)	$363	$417	$355	$417

Studio City
Average number of table games	245	N/A	245	N/A
Average number of gaming machines	1,098	N/A	1,095	N/A
Table games win per unit per day (5)	$7,446	N/A	$6,358	N/A
Gaming machines win per unit per day (6)	$229	N/A	$186	N/A

City of Dreams Manila
Average number of table games	262	276	269	258
Average number of gaming machines	1,656	1,721	1,646	1,726
Table games win per unit per day (5)	$4,237	$2,646	$3,723	$1,946
Gaming machines win per unit per day (6)	$226	$184	$204	$171

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points